May 8, 2000

Omar A. Duwaik
Chairman and Chief Executive Officer
Reema International Corp.
10020 East Girard Ave., Suite 300
Denver, CO 80231-5065
Tel: (303)751-6100
Fax: (303) 751-1081

Re:  Reema International - $150,000,000 USD Funding

Dear Mr. Duwaik:

Mr. Robert Boland of First National Group has presented to us with a very thorough picture of your plans for the construction of a Gas to Liquids plant in Trinidad, using a German technology known as Fisher Tropsch. The total cost of the Project will be approximately $300,000,000 with $150,000,000 equity being raised by the owner/operator Reema International through equity infusions. We understand that Trinidad has proven available natural gas reserves of 1,000,000,000 cubic feet that can be processed into various liquid products. Your plant will accept and process 100,000,000 cubic feet per day and produce 10,000 barrels per day of numerous petroleum fuel products, and 420,000 gallons per day of clean industrial water. The plant will have three distinct sections, syngas generation, hydrocarbon synthesis, and product finishing. The major products which will be produced are diesel fuel, jet fuel, ethylene, lubricants, industrial oils, wax, paraffin, and industrial water. The analyst assigned to this project has thoroughly reviewed the presentation, which was forwarded to him for consideration. Our staff has just notified me of the resulting conclusions and recommendations as it pertains to our loan request. It is my pleasure to inform you that the "Reema International Project" has been deemed conceptually, economically and financially feasible as presented. Therefore, we would be pleased to be engaged to provide the necessary capital to bring this project to fruition.

You may regard this proposal as our firm commitment to fund $150,000,000 USD for this project under the terms and conditions, which will be set forth herein.

[***]   employs a rather unique method of providing Project Funding.  We currently hold in our safekeeping accounts the approximate equivalent of $32.0 Billion

USD in Japanese Yen with Powers-of-Attorney enabling us to create US Dollar credit facilities against the Yen. In addition to the Yen under our management we have Power-of-Attorney over $10.0 Billion lodged in Singapore.

[***] is totally responsible for the funds under our management control; therefore, we very carefully structure the financing and disbursement of funds. The loan process will follow the steps as set forth below:

1. The first step has already been taken; i.e. you have requested a funding of $150,000,000 USD and accompanied your request with sufficient data for our personnel to analyze.

2. The second step has also been completed; i.e., we have approved your project for funding, and herein given a firm commitment for the funding of $150,000,000USD.

3. The third step is our engagement. [***] undertakes the funding of projects only when retained to do so. Our retainer is merely an estimate of out-of-pocket costs that we will incur during the funding process. Through long experience we have found these costs amount to approximately one tenth of one percent of the amount to be funded.
If we are unable or unwilling to provide the funding within 180 days, the retainer is totally refundable and all costs incurred in the funding effort will be borne by [***].

4. Our commitment to fund, as expressed in this letter is based upon our review of the underwriting package of documents you and your broker have provided us. Prior to funding, we will need to build a complete file including, if available, detailed plans, cost projections, permits, title and legal documents, etc. Provided this information is consistent with the underwriting package we will then fund the loan in its entirety, $150,000,000 USD.

5. The loan proceeds will be deposited to an Investment Account which will be lodged in a Major British or Swiss Bank under the supervision of [***].

6. The Investment Account will remit to your General Account $3,750,000 per month for Forty (40) Months. These payments will be processed through a Bank of our choice and will be known as the Disbursing
Bank.

7. Any collateral costs will be borne by the Investment Account as will the interest on your loan until you make the interest payment. All earning of the Investment Account, in excess of that needed to satisfy the terms of this commitment, become the property of [***].

8. The Disbursing Bank will take a first lien position on the subject project in order to provide sufficient collateral for the loan.

9. Once the total funds of $150,000,000 USD have been disbursed to the Borrower and we are convinced that the project is fully operational, the loan will be converted to a permanent loan, collateral as specified above plus the full faith and credit of the Borrower or Borrowing entities. The term of the permanent loan will be twenty years (20) years at an interest rate (not yet determined) not to exceed one year LIBOR plus 1 and 1/2%, payable quarterly and adjusted annually.
Interest accrued on the funds disbursed to Borrower will be added to the principal amount of the permanent loan.

A funding of this size will take approximately 120 to 180 days to complete because of the number of moving parts involved. However, we feel confident that we can provide this funding under the following approximate terms ad conditions. (This information will be slightly repetitious but we feel it is better to be over-informed than under-informed.):

Total Amount of Funding - $150,000,000 USD.

Funding Schedule - Total proceeds of the loan will be placed in a "High Yield Investment" program in a major European Bank. The project will be funded at the rate of $3,750,000 per month for Forty (40) month, by way of irrevocable pay-orders lodged with the Disbursing Bank. [***] will provide collateral to the Investment Account Bank.

Interest - Beginning Forty-one (41) months after the first disbursement of funds and thereafter for the Twenty (20) year term, the Borrower will be obligated to pay Interest quarterly at a rate not to exceed one (1) year LIBOR plus 1and 1/2 % adjusted annually. These interest payments will be based on the amount actually disbursed to the Borrower or its assigns, plus unpaid accrued interest, before deduction of the [***] fee.

Disbursement - In accordance with the loan documents, a "Fund Control" to insure progress and payment as agreed, will be required. The Disbursing
Bank will act as trustee, responsible for administration, accounting and adherence to the project cost breakdown, verifying all inspection reports and requests for loan disbursements accompanied by supporting invoices and releases. They will also diligently maintain lender priority and compliance in accordance with the "Fund Control" and loan documents.


Repayment of Principal - Principal amount of loan ($150,000,000 USD plus accrued unpaid interest) will be subject to repayment in the following manner:
The Borrower will provide lender with acceptable evidence that all phases of the project complies with any and all Governmental and regulatory agencies necessary and needed to render the project lawful and approved. Upon conversion to permanent financing, the value of the Project will be established by an independent appraisal through a licensed and certified appraiser. At all times, the appraised value of the Project and the Borrower or Borrowing entity must at least equal the amount disbursed. The Loan will be all due and payable at the end of Twenty (20) years or can be paid at any time during the Twenty (20) year period without penalty. (the loan is not assumable nor may it be assigned without prior lender approval. In the event of a sale of any portion of the Project, a pro rata repayment of principal will be due and payable.) After the third (3) year of operations a Sinking Fund must be established, the annual deposits to which must be adequate to liquidate the principal by the end of the Twenty (20) year period. The sinking Fund can be established in a Bank of your choice under the joint administration of the Borrower and [***].

Collateral - [***] will provide collateral for the opening Forty (40) months or until the Borrower no longer has an active Investment Account. Collateral will be extended as a result of subsequent loan approvals. Fifteen (15) days prior to the scheduled return of collateral to [***], the Borrower will submit detailed Financial Statements (<30 Days), P&L Statements, General Ledger and Owned Inventory Schedule (w/ opinion letter) to [***] for lender approval as substitution of collateral. Typically the collateral will consist of a first lien position on the land and associated property of the Project, and possibly a lien on other assets of the Borrower and/or its affiliated companies, depending on the financial strength of the Company at that time.

Some of the costs incurred in the funding process and to which the retainer is applied are as follows:

Legal - Preparation of offering documents, contracts, loan documents, guarantees, collateral leasing documents, etc.; and, conforming all documents to the laws of the countries in which funds are being assembled.

Accounting - We generally will have Price Waterhouse or Ernst & Young validate projections and other material included in the offering memorandum. This alone can run $40,000.00 to $60,000.00.

Negotiations and preparation of contracts pursuant to the high yield investment program.

Commitment Fees

Trustee Fees

Collateral Trust Fees

Our fees for the completion of the funding will be 2% of the amount funded to the Borrower, payable as you receive funds; i.e., as you are funded over a period of 40 months [***] will receive a total of 2% of the initial $3,750,000 USD and 2% of each $3,750,000 increment funded thereafter. In addition,
1% will be payable to your broker [***], and deducted from each increment as
it is funded.   In the event you do not find it necessary to draw down the entire loan of $150,000,000 USD, our 2% fee on the amount not taken down will be due and payable along with your first interest payment.

This proposal and agreement is subject to the rules of Force Majeure as set out by the International Chamber of Commerce (I.C.C.), Paris, France.
Should any act of God, War, Insurrection or Civil Disobedience occur in any country in which this Agreement is being implemented in whole or in part, thereby, rendering performance by any all or all parties impossible, then this agreement shall be deemed to be null and void.

If we are retained to provide this funding we will expect your complete cooperation in providing us with information to be included in the offering documents of loan documents. Several days delay on the preparation side can result in several weeks delay in the funding side. We will expect a proper introduction to all personnel in your organization that may be helpful in providing answers or documentation needed to achieve our mutual goal.

If you wish for us to proceed with this funding under the terms and conditions asset forth above, please sign where indicated and return one (1) original and a Bank Draft for $150,000 USD to our office in [***]. Our staff has been alerted and will begin the process upon receipt.

Sincerely,

/s/ [***]
[***]
Chairman of the Board

Agreed to and accepted this 10th day of May, 2000.
By /s/ Omar A. Duwaik
Chairman and CEO
Reema International Corp.

   Name and address are deleted to preserve confidentiality based upon the Company's application for Confidential Treatment pursuant to 17 C.F.R. 240.24b-
2. The non-disclosed information has been filed with the U.S. Securities and Exchange Commission as part of the Company's request for Confidential Treatment.

May 8, 2000
Reema International
Page 5 of 1